                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                          (Amendment No. _________)*

                             3Dfx Interactive Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   88553X103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 John Danforth
                                General Counsel
                              Creative Labs, Inc.
                              1901 McCarthy Blvd.
                          Milpitas, California 95035
                                (408) 428-6600
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                October 9, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

               Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the
             Securities Exchange Act of 1934 ("Act") or otherwise
                 subject to the liabilities of that section of
                   the Act but shall be subject to all other
                            provisions of the Act.

                                  SCHEDULE 13D

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        CUSIP NO. 88553X103                                                          Page 2 of 6 Pages
------------------------------------                                      ----------------------------------------

------------------------------------------------------------------------------------------------------------------
                  1  NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Creative Technology Ltd.

------------------------------------------------------------------------------------------------------------------
                  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                   (a) [X]
                                                                                                         (b) [ ]

------------------------------------------------------------------------------------------------------------------
                  3  SEC USE ONLY

------------------------------------------------------------------------------------------------------------------
                  4  SOURCE OF FUNDS*
                     WC

------------------------------------------------------------------------------------------------------------------
                  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO                    [ ]
                     ITEMS 2(d) OR 2(e)

------------------------------------------------------------------------------------------------------------------
                  6  CITIZENSHIP OR PLACE OF ORGANIZATION
                     SINGAPORE

------------------------------------------------------------------------------------------------------------------
                     7       SOLE VOTING POWER*
                             25,000

     NUMBER OF     -----------------------------------------------------------------------------------------------
      SHARES         8       SHARED VOTING POWER
   BENEFICIALLY              -0-
     OWNED BY
       EACH        -----------------------------------------------------------------------------------------------
     REPORTING       9       SOLE DISPOSITIVE POWER*
      PERSON                 25,000
       WITH
                   -----------------------------------------------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER
                             -0-
------------------------------------------------------------------------------------------------------------------
                 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
                     25,000

------------------------------------------------------------------------------------------------------------------
                 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                  [ ]

------------------------------------------------------------------------------------------------------------------
                 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     0.2% (as of October 19, 1998)(based on number of shares outstanding as of July 31, 1998)

------------------------------------------------------------------------------------------------------------------
                 14  TYPE OF REPORTING PERSON*
                     CO

------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------                                      ----------------------------------------
        CUSIP NO. 88553X103                                                          Page 3 of 6 Pages
------------------------------------                                      ----------------------------------------

------------------------------------------------------------------------------------------------------------------
                  1  NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     CTI Limited

------------------------------------------------------------------------------------------------------------------
                  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                   (a) [X]
                                                                                                         (b) [ ]

------------------------------------------------------------------------------------------------------------------
                  3  SEC USE ONLY

------------------------------------------------------------------------------------------------------------------
                  4  SOURCE OF FUNDS*
                     WC

------------------------------------------------------------------------------------------------------------------
                  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO                    [ ]
                     ITEMS 2(d) OR 2(e)

------------------------------------------------------------------------------------------------------------------
                  6  CITIZENSHIP OR PLACE OF ORGANIZATION
                     BERMUDA

------------------------------------------------------------------------------------------------------------------
                     7       SOLE VOTING POWER*
                             988,100

     NUMBER OF     -----------------------------------------------------------------------------------------------
      SHARES         8       SHARED VOTING POWER
   BENEFICIALLY              -0-
     OWNED BY
       EACH        -----------------------------------------------------------------------------------------------
     REPORTING       9       SOLE DISPOSITIVE POWER*
      PERSON                 988,100
       WITH
                   -----------------------------------------------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER
                             -0-

------------------------------------------------------------------------------------------------------------------
                 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
                     988,100

------------------------------------------------------------------------------------------------------------------
                 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                  [ ]

------------------------------------------------------------------------------------------------------------------
                 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     6.3% (as of October 19, 1998)(based on number of shares outstanding as of July 31, 1998)

------------------------------------------------------------------------------------------------------------------
                 14  TYPE OF REPORTING PERSON*
                     CO

------------------------------------------------------------------------------------------------------------------

                                   SCHEDULE 13D

------------------------------------                    ----------------------------------------
       CUSIP NO. 88553X103                                         Page 4 of 6 Pages
------------------------------------                    ----------------------------------------

ITEM 1 - SECURITY AND ISSUER

This Statement relates to the shares of Common Stock, no par value ("Common Stock"), of 3Dfx Interactive, Inc., a California corporation (the "Issuer"). The address of the principal executive office of the Issuer is 4435 Fortran Drive, San Jose, California 95134.

ITEM 2 - IDENTITY AND BACKGROUND

This Statement is filed on behalf of Creative Technology Ltd., a Singapore corporation, and its subsidiary, CTI Limited, a Bermuda corporation (collectively, "Creative"). The principal business of Creative is the design, manufacture and distribution of multimedia products and peripherals for personal computers. The address of the principal business and principal executive office for Creative Technology Ltd. is 31 International Business Park, Creative Resource, Singapore 609921. The name and address of the principal business and principal executive office for Creative Labs, Inc., Creative's principal United States subsidiary, is 1901 McCarthy Blvd., Milpitas, CA 95035. The name and address of principal business and principal executive offices for CTI Limited, is c/o Creative Technology Ltd., 31 International Business Park, Creative Resource, Singapore 609921.

The names, business addresses, citizenships and present principal occupations or employment of the directors and executive officers of Creative are set forth in the attached Appendix I, which is incorporated by reference.

Neither Creative nor, to Creative's knowledge, any director or executive officer of Creative listed on the attached Appendix I has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

From September 8, 1998 through October 16, 1998, CTI Limited acquired through open market purchases an aggregate of 988,100 shares of the Issuer's Common
Stock for an aggregate purchase price of $10,688,068.   Creative used its
working capital to make these purchases. In December 1997, Creative Technology Ltd. acquired from the Issuer a warrant to purchase 25,000 shares of Common Stock at a purchase price per share of $13.875.

ITEM 4 - PURPOSE OF TRANSACTION

Creative acquired its shares of the Issuer's Common Stock because it believes that the shares represent an attractive investment opportunity. Although Creative does not have any specific plan or proposal to acquire or dispose of the Issuer's Common Stock, Creative at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of Creative and/or other investment considerations.

Also, Creative may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. Creative may discuss ideas that, if effected, may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, Creative does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Creative may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

     (a) As of October 19, 1998, Creative beneficially owned 1,013,100 shares of the Issuer's Common Stock, representing approximately 6.5% of the 15,575,629 shares of Common Stock outstanding as of July 31, 1998, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998. Of such shares beneficially owned by Creative, 25,000 may be acquired through the exercise of a warrant.

     (b) CTI Limited has sole power to vote or direct the vote, and dispose or direct the disposition of, all of the shares described above, other than the 25,000 shares of Common Stock purchaseable by Creative Technology Ltd., as to which Creative Technology Ltd. has sole power to vote or direct the vote, and dispose or direct the disposition of, all of such 25,000 shares.

     (c) Each of Creative and its executive officers and directors has had no transactions in shares of Common Stock of the Issuer during the past 60 days, except for the following purchases of shares of Common Stock by CTI Limited:

    DATE OF PURCHASE           NUMBER OF SHARES        PURCHASE PRICE PER SHARE
    ------------------         ----------------        ------------------------
    September 8, 1998               20,000                      $10.84
    September 9, 1998               10,000                      $11.00
    September 10, 1998              50,000                      $10.70
    September 11, 1998              50,000                      $10.74
    September 15, 1998             134,500                      $ 8.48
    September 17, 1998               8,100                      $ 8.73
    September 21, 1998               1,900                      $ 9.00
    September 22, 1998              18,000                      $ 9.75
    September 23, 1998               7,000                      $10.77
    September 25, 1998              75,500                      $11.93
    September 28, 1998             127,100                      $12.91
    September 29, 1998             124,900                      $12.79
    October 1, 1998                  8,750                      $10.97
    October 2, 1998                 26,066                      $10.83
    October 7, 1998                 58,184                      $10.15
    October 8, 1998                 30,000                      $ 9.18
    October 9, 1998                 64,000                      $ 9.53
    October 12, 1998                 5,000                      $10.38
    October 13, 1998                56,000                      $10.01
    October 14, 1998                22,500                      $ 9.98
    October 16, 1998                90,600                      $10.79

     (d)  None

     (e)  Not applicable

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Creative has not entered into any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, except that Creative Technology Ltd. holds a warrant to purchase 25,000 shares of Common Stock of the Issuer at a per share price of $13.875. Such warrant expires in 2002.

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

Exhibit A.  Joint Filing Undertaking

Exhibit B.  Warrant to purchase 25,000 shares of Common Stock of the Issuer.


                                  SCHEDULE 13D

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        CUSIP NO. 88553X103                                        Page 5 of 6 Pages
------------------------------------                    ----------------------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 19, 1998                     /s/ Ng Keh Long
                           ---------------------------------------------------
                                              Ng Keh Long
                           Chief Financial Officer of Creative Technology Ltd.



Date:  October 19, 1998                    /s/ Ng Keh Long
                           ---------------------------------------------------
                                             Ng Keh Long
                                      President of CTI Limited

                                   APPENDIX I

EXECUTIVE OFFICERS AND DIRECTORS OF CREATIVE TECHNOLOGY LTD. AND CTI LIMITED

     Set forth below are the names and present principal occupation or employment, and citizenship, of each executive officer and director of Creative
Technology Ltd. and CTI Limited.    The business address of each of the persons
listed below is the same as that set forth in Item 2 for Creative Technology
Ltd.

      Executive Officers               Citizenship         Present and Principal Occupation
      ------------------               -----------         --------------------------------
Sim Wong Hoo                           Singapore           Chief Executive Officer and Chairman of
                                                           the Board of Creative Technology Ltd.;
                                                           Chairman of the Board of CTI Limited

Tan Lip-Bu                             United States       Director of Creative Technology Ltd.
                                                           General Partner of Venture Capital Funds

Tang Chun Choy                         Singapore           Director of Creative Technology Ltd.


Lee Kheng Nam                          Singapore           Director of Creative Technology Ltd.
                                                           Manager of Venture Capital Funds

Ng Keh Long                            Singapore           Chief Financial Officer of Creative
                                                           Technology Ltd.; President of CTI Limited

Low Ting Pong                          Singapore           Director of CTI Limited; Vice President
                                                           of Worldwide Operations
                                                           of Creative Technology Ltd.

                                   EXHIBIT A

                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-names parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule 13D jointly on behalf of each of such parties.

Date:  October 19, 1998       Creative Technology Ltd.

                              By:______________________________________
                              Printed Name:____________________________


Date:  October 19, 1998       CTI Limited

                              By:______________________________________
                              Printed Name:____________________________

                                   EXHIBIT B

THIS WARRANT AND THE SHARES ISSUABLE HEREUNDER HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, PLEDGED, OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION THEREOF UNDER SUCH ACT OR PURSUANT TO RULE 144 OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE CORPORATION AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED.

                           WARRANT TO PURCHASE STOCK

Corporation:  3Dfx Interactive, Inc., a California corporation
Number of Shares:  25,000
Class of Stock:  Common
Warrant Price:  $13.875
Issue Date:  December 3, 1997
Expiration Date:  December 3, 2002

     For value received, 3Dfx Interactive, Inc. (the "Company"), a California corporation, hereby grants to Creative Technology Limited (the "Holder"), a California Corporation, and the Holder is entitled, upon the terms and subject to the conditions hereinafter set forth, to subscribe for and purchase from the Company, 25,000 fully paid and nonassessable shares of the common stock (the "Shares") of the Company at the exercise price per share (the "Warrant Price") set forth in Article 1 below and as adjusted pursuant to Article 2, subject to the provisions and upon the terms and conditions set forth in this Warrant.

ARTICLE 1.  EXERCISE.

     1.1 Exercise Price. The exercise price per Share of common stock (the "Exercise Price") to be delivered by the Company upon exercise hereof shall be, on or prior to December 3, 2002, $13.875.

     1.2 Method of Exercise. Holder may exercise this Warrant by delivering a duly executed Notice of Exercise in substantially the form attached as Appendix 1 to the principal office of the Company. Unless Holder is exercising the conversion right set forth in Section 1.3, Holder shall also deliver to the Company a check for the aggregate Warrant Price for the Shares being purchased.

     1.3  Conversion Right.  In lieu of exercising this Warrant as specified in
Section 1.2, Holder may from time to time convert this Warrant, in whole or in part, into a number of Shares determined by dividing (a) the aggregate fair market value of the Shares or other securities otherwise issuable upon exercise of this Warrant minus the aggregate Warrant Price of such Shares by (b) the fair market value of one Share. The fair market value of the Shares shall be determined pursuant Section 1.4.

     1.4 Fair Market Value. If the Shares are traded in a public market, the fair market value of the Shares shall be the closing price of the Shares (or the closing price of the Company's common stock into which the Shares are convertible) reported for the business day immediately before Holder delivers its Notice of Exercise to the Company. If the Shares are not traded in a public market, the Board of Directors of the Company shall determine fair market value in its reasonable good faith judgment. The foregoing notwithstanding, if Holder advises the Board of Directors in writing that Holder disagrees with such determination, then the Company and Holder shall promptly agree upon a reputable investment banking firm to undertake such valuation. If the valuation of such investment banking firm is more than 110 percent of that determined by the Board of Directors, then all fees and expenses of such investment banking firm shall be paid by the Company. In all other circumstances, such fees and expenses shall be paid by Holder.

     1.5 Delivery of Certificate and New Warrant. Promptly after Holder exercises or converts this Warrant, the Company shall deliver to Holder certificates for the Shares acquired and, if this Warrant has not been fully exercised or converted and has not expired, a new Warrant representing the Shares not so acquired.

     1.6 Replacement of Warrants. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of loss, theft or destruction, on delivery of an indemnity agreement reasonably satisfactory in form and amount to the Company or, in the case of mutilation, or surrender and cancellation of this Warrant, the Company at its expense shall execute and deliver, in lieu of this Warrant, a new warrant of like tenor.

     1.7  Repurchase on Sale, Merger, or Consolidation of the Company.

          1.7.1 "Acquisition." For the purpose of this Warrant, "Acquisition" means any sale, license, or other disposition of all or substantially all of the assets of the Company, or any reorganization, consolidation, or merger of the Company where the holders of the Company's securities before the transaction beneficially own less than 50% of the outstanding voting securities of the surviving entity after the transaction.

          1.7.2. Assumption of Warrant. If upon the closing of any Acquisition the successor entity assumes the obligations of this Warrant, then this Warrant shall be exercisable for the same securities, cash, and property as would be payable for the Shares issuable upon exercise of the unexercised portion of this Warrant as if such Shares were outstanding on the record date for the Acquisition and subsequent closing. The Warrant Price shall be adjusted accordingly.

          1.7.3. Nonassumption. If upon the closing of any Acquisition the successor entity does not assume the obligations of this Warrant and Holder has not otherwise exercised this Warrant in full, then the unexercised portion of this Warrant shall be deemed to have been automatically converted pursuant to
Section 1.3 and thereafter Holder shall participate in the acquisition on the same terms as other holders of the same class of securities of the Company.

ARTICLE 2.  ADJUSTMENTS TO THE SHARES.

     2.1 Stock Dividends, Splits, Etc. If the Company declares or pays a dividend on its common stock (or the Shares if the Shares arc securities other than common stock) payable in common stock, or other securities, subdivides the outstanding common stock into a greater amount of common stock, or, if the Shares are securities other than common stock, subdivides the Shares in a transaction that increases the amount of common stock into which the Shares are convertible, then upon exercise of this Warrant, for each Share acquired, Holder shall receive, without cost to Holder, the total number and kind of securities to which Holder would have been entitled had Holder owned the Shares of record as of the date the dividend or subdivision occurred.

     2.2 Reclassification, Exchange or Substitution. Upon any reclassification, exchange, substitution, or other event that results in a change of the number and/or class of the securities issuable upon exercise or conversion of this Warrant, Holder shall be entitled to receive, upon exercise or conversion of this Warrant, the number and kind of securities and property that Holder would have received for the Shares if this Warrant had been exercised immediately before such reclassification, exchange, substitution, or other event. Such an event shall include any automatic conversion of the outstanding or issuable securities of the Company of the same class or series as the Shares to common stock pursuant to the terms of the Company's Articles of Incorporation upon the closing of a registered public offering of the Company's common stock. The Company or its successor shall promptly issue to Holder a new Warrant for such new securities or other property. The new Warrant shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Article 2 including, without limitation, adjustments to the Warrant Price and to the number of securities or property issuable upon exercise of the new Warrant. The provisions of this Section 2.2 shall similarly apply to successive reclassifications, exchanges, substitutions, or other events.

          2.3 Adjustments for Combinations, Etc. If the outstanding Shares are combined or consolidated, by reclassification or otherwise, into a lesser number of shares, the Warrant Price shall be proportionately increased.

          2.4 No Impairment. The Company shall not, by amendment of its Articles of Incorporation or through a reorganization, transfer of assets, consolidation, merger, dissolution, issue, or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed under this Warrant by the Company, but shall at all times in good faith assist in carrying out of all the provisions of this Article 2 and in taking all such action as may be necessary or appropriate to protect Holder's rights under this Article against impairment. If the Company takes any action affecting the Shares or its common stock other than as described above that adversely affects Holder's rights under this Warrant, the Warrant Price shall be adjusted downward and the number of Shares issuable upon exercise of this Warrant shall be adjusted upward in such a manner that the aggregate Warrant Price of this Warrant is unchanged.

     2.5 Fractional Shares. No fractional Shares shall be issuable upon exercise or conversion of the Warrant and the number of Shares to be issued shall be rounded down to the nearest whole Share. If a fractional share interest arises upon any exercise or conversion of the Warrant, the Company shall eliminate such fractional share interest by paying Holder the amount computed by multiplying the fractional interest by the fair market value of a full Share.

     2.6 Certificate as to Adjustments. Upon each adjustment of the Warrant Price, the Company at its expense shall promptly compute such adjustment, and furnish Holder with a certificate of its Chief Financial Officer setting forth such adjustment and the facts upon which such adjustment is based. The Company shall, upon written request, furnish Holder a certificate setting forth the Warrant Price in effect upon the date thereof and the series of adjustments leading to such Warrant Price.

ARTICLE 3.  REPRESENTATIONS AND COVENANTS OF THE COMPANY.

     3.1 Representations and Warranties. The Company hereby represents and warrants to the Holder as follows:

          (a) The initial Warrant Price referenced on the first page of this Warrant is not greater than the fair market value of the Shares as of the date of this Warrant.

          (b) All Shares which may be issued upon the exercise of the purchase right represented by this Warrant, and all securities, if any, issuable upon conversion of the Shares, shall, upon issuance, be duly authorized, validly issued, fully paid and nonassessable, and free of any liens and encumbrances except for restrictions on transfer provided for herein or under applicable federal and state securities laws.

     3.2 Notice of Certain Events. If the Company proposes at any time (a) to declare any dividend or distribution upon its common stock, whether in cash, property, stock, or other securities and whether or not a regular cash dividend;
(b) to offer for subscription pro rata to the holders of any class or series of its stock any additional shares of stock of any class or series or other rights;
(c) to effect any reclassification or recapitalization of common stock; (d) to merge or consolidate with or into any other corporation, or sell, lease, license, or convey all or substantially all of its assets, or to liquidate, dissolve or wind up; or (e) offer holders of registration rights the opportunity to participate in an underwritten public offering of the company's securities for cash, then, in connection with each such event, the Company shall give Holder (1) at least 20 days prior written notice of the date on which a record will be taken for such dividend, distribution, or subscription rights (and specifying the date on which the holders of common stock will be entitled thereto) or for determining rights to vote, if any, in respect of the matters referred to in (c) and (d) above; (2) in the case of the matters referred to in
(c) and (d) above at least 20 days prior written notice of the date when the same will take place (and specifying the date on which the holders of common stock will be entitled to exchange their common stock for securities or other property deliverable upon the occurrence of such event); and (3) in the case of the matter referred to in (e) above, the same notice as is given to the holders of such registration rights.

     3.3 Information Rights. So long as the Holder holds this Warrant and/or any of the Shares, the Company shall deliver to the Holder (a) promptly after mailing, copies of all notices or other written communications to the shareholders of the Company, (b) within ninety (90) days after the end of each fiscal year of the Company, the annual audited financial statements of the Company certified by independent public accountants of recognized standing and
(c) within forty-five (45) days after the end of each of the first three quarters of each fiscal year, the Company's quarterly, unaudited financial statements.

ARTICLE 4.  MISCELLANEOUS.

     4.1 Term; Notice of Expiration. This Warrant is exercisable, in whole or in part, at any time and from time to time on or before the Expiration Date set forth above.

     4.2 Legends. This Warrant and the Shares (and the securities issuable, directly or indirectly, upon conversion of the Shares, if any) shall be imprinted with a legend in substantially the following form:

     THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION THEREOF UNDER SUCH ACT OR PURSUANT TO RULE 144 OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE CORPORATION AND ITS COUNSEL THAT SUCH REGISTRATION IS NOT REQUIRED.

     4.3 Transfer; Compliance with Securities Laws. This Warrant may not be transferred or assigned in whole or in part and any attempted transfer in violation of this provision shall be void and of no effect; provided, however, that this Warrant may be transferred or assigned to any affiliate of the Holder that owns at least an 80% interest in the Holder or to any affiliate of the Holder of which the Holder owns at least an 80% interest. The Shares issuable upon exercise of this Warrant may not be transferred or assigned in whole or in part without compliance with applicable federal and state securities laws by the transferor and the transferee (including, without limitation, the delivery of investment representation letters and legal opinions reasonably satisfactory to the Company, as reasonably requested by the Company). The Company shall not require Holder to provide an opinion of counsel if the transfer is to an affiliate of Holder or if there is no material question as to the availability of current information as referenced in Rule 144(c), Holder represents that it has complied with Rule 144(d) and (e) in reasonable detail, the selling broker represents that it has complied with Rule 144(f), and the Company is provided with a copy of Holder's notice of proposed sale.

     4.4 Transfer Procedure. Subject to the provisions of Section 4.3, Holder may transfer the Shares issuable upon exercise of this Warrant (or the securities issuable, directly or indirectly, upon conversion of the Shares, if any) by giving the Company notice of the portion of the Warrant being transferred setting forth the name, address and taxpayer identification number of the transferee and surrendering this Warrant to the Company for reissuance to the transferee(s) (and Holder if applicable). Unless the Company is filing financial information with the SEC pursuant to the Securities Exchange Act of 1934, the Company shall have the right to refuse to transfer any portion of this Warrant to any person who directly competes with the Company.

     4.5 Notices. All notices and other communications from the Company to the Holder, or vice versa, shall be deemed delivered and effective when given personally or mailed by first-class registered or certified mail, postage prepaid, at such address as may have been furnished to the Company or the Holder, as the case may be, in writing by the Company or such holder from time to time.

     4.6 Waiver. This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought.

     4.7 Attorneys Fees. In the event of any dispute between the parties concerning the terms and provisions of this Warrant, the party prevailing in such dispute shall be entitled to collect from the other party all costs incurred in such dispute, including reasonable attorneys' fees.

     4.8 Governing Law. This Warrant shall be governed by and construed in accordance with the laws of the State of California, without giving effect to its principles regarding conflicts of law.

                               "COMPANY"

                               3Dfx Interactive, Inc.

                               By___________________________________________

                               Name_________________________________________
                                                  (Print)

                               Title:  President and Chief Executive Officer


                               "HOLDER"

                               Creative Technology Limited

                               By___________________________________________

                               Name_________________________________________
                                                  (Print)

                               Title________________________________________

                                  APPENDIX 1

                              NOTICE OF EXERCISE


     1. The undersigned hereby elects to purchase ______ shares of the Common Stock of 3Dfx Interactive, Inc. pursuant to the terms of the attached Warrant, and tenders herewith payment of the purchase price of such shares in full.

     1. The undersigned hereby elects to convert the attached Warrant into Shares in the manner specified in the Warrant. This conversion is exercised with respect to ________________ of the Shares covered by the Warrant.

     [Strike paragraph that does not apply.]

     2. Please issue a certificate or certificates representing said shares in the name of the undersigned or in such other name as is specified below:

                           _________________________
                                    (Name)

                           _________________________

                           _________________________
                                   (Address)

     3. The undersigned represents it is acquiring the shares solely for its own account and not as a nominee for any other party and not with a view toward the resale or distribution thereof except in compliance with applicable securities laws.


                                    _____________________________________
                                    (Signature)

_______________________
(Date)